Proxy Contest Ends with May 10 Special Meeting Cancellation as Dissidents Obtain Negligible Shareholder Support

May 9, 2016, Vancouver, BC –Taseko Mines Limited (TSX: TKO; NYSE MKT: TGB) (“Taseko” or the “Company”) today confirmed cancellation of a scheduled special meeting of shareholders set for May 10, 2016 after dissident shareholder Raging River Capital LP (“RRC”) publicly withdrew its meeting requisition on May 6, 2016 citing inadequate shareholder support.

Strong Shareholder Support for Taseko’s Current Board

Throughout the proxy contest RRC claimed “overwhelming” support from shareholders. In the end, these claims like many other statements made by RRC, turned out to be false. The voting results show RRC gave up its fight for control of Taseko for one reason only: it had to; RRC had negligible and declining shareholder support.

As of the announced proxy cut off time of 10:00 am Pacific on May 6, 2016, well over 50% of Taseko shareholders voted the yellow proxy, with over 94% of the shares voted against RRC’s proposals. Taseko shareholders quickly saw through RRC, as did independent proxy advisors Glass Lewis & Co. and ISS, which both recommended voting against RRC. The only shareholder who had publicly supported RRC announced on May 4, 2016 that upon further review it would no longer support RRC.

Proxy Contest Costs and Damage

Unfortunately RRC’s attack has been expensive for Taseko shareholders. Taseko expects the defense costs for the RRC initiated lawsuit, regulatory complaint and proxy contest itself to be approximately $4.5 million. Taseko will work hard to reverse the additional reputational and goodwill harm RRC sought to inflict.

Had RRC been willing to engage with Taseko at the outset, it is possible these needless costs and distractions could have been avoided. RRC claims that it preferred engagement to a proxy fight, but that claim was untrue. Here is what independent proxy advisor Glass Lewis & Co. had to say on engagement as part of a report dated April 20, 2016 that recommended shareholders vote against RRC’s proposals. The full report is available on Taseko’s website at this link: http://www.tasekomines.com/proxy-contest/shareholder-materials.

“RRC appears to have initiated its rapid accrual of Taseko shares in very late December 2015, during decade-plus lows in Taseko's trading price just two weeks prior to issuing its initial requisition letter to the Company. We consider such a short-term framework both precludes RRC's rather heavy-handed attempt to paint itself as an investor group that shares interests with the remainder of Taseko's "fellow" long-term shareholders and substantially undermines the believability of the Dissident's argument that its "first choice was to engage Taseko privately and work with them on behalf of all shareholders". Put differently, we do not believe a fraction of a month -- presumably during which the principal requisition materials were also contemporaneously prepared -- represents a period of time sufficient to undertake a truly fulsome engagement effort.”

Oppression Lawsuit Meritless

In its news release on May 6, 2016 abandoning the contest, RRC asserted that it will pursue an oppression lawsuit with regard to Taseko’s acquisition of Curis Resources Ltd. in 2014 more than a year before RRC owned any shares. RRC’s allegation is entirely without merit and Taseko will vigorously defend itself, just as Taseko and its officers have done in regards to RRC’s other reckless and unwarranted tactical attacks during the proxy fight.

RRC’s Abysmal Disclosure Record

RRC made no less than five Schedule 13D filings under United States securities laws (the original on January 13, 2016 and four amendments, the last on May 6). Four of these filings were needed to correct or complete the record that was required to have been made when RRC first filed its Schedule 13D nearly four months ago. Schedule 13D requires RRC to disclose who makes up the RRC group, the purpose for acquiring Taseko securities, how it was funded and what agreements, arrangements and understandings it has related to Taseko. It required a Court-ordered preliminary injunction against RRC by U.S. District Court for the District of Columbia to extract information from RRC that was required by law to be provided to Taseko shareholders on January 13, 2016. Taseko still has reservations that the Schedule 13D, even as amended, contains all information required to be disclosed and it will be investigating connections between RRC’s oppression lawsuit and what it believes are person(s) with undisclosed agreements with RRC’s group.

In an opinion issued on May 5, Judge Gladys Kessler of the U.S. District Court for the District of Columbia commented on the “misleading nature” of RRC’s disclosure and criticized RRC’s “reticence in disclosing information and failure to even disclose their purchase (or intention to purchase) of the Notes in their first Schedule 13D.” Specifically, Judge Kessler found that RRC’s explanation of why it acquired Taseko bonds – something they only did after Taseko complained to the Court – “does not sufficiently communicate to investors their intentions.” Judge Kessler also found that the evidence indicates that RRC’s “interest may not be fully aligned with those of the shareholders,” a finding that confirmed what Taseko had long articulated and RRC continues to falsely deny. Judge Kessler’s opinion and order are posted to Taseko’s website at this link: http://www.tasekomines.com/proxy-contest/shareholder-materials.

The findings of Judge Kessler echo similar criticism of RRC by the independent proxy advisor Glass Lewis and Co. in its April 20, 2016 report:

“As a notable starting point, RRC failed to disclose its bond interests in connection with its initial January 2016 requisition letter, opting to provide that information fully two months later -- only after Taseko publicly uncovered the Dissident's bond holdings -- in a heavily amended Schedule 13D filing with the SEC. We believe this rather plain omission of information fundamentally critical to independent investors having a full understanding of RRC's investment interests significantly damages the credibility of the Dissident's arguments in relation to transparency, appropriate procedural safeguards and conflicts of interest.”

RRC Finally Admits the Bankruptcy Strategy

On May 6, 2016 RRC finally admitted, in its Court-ordered amended Schedule 13D filing, that it purchased Taseko’s bonds as part of a bankruptcy strategy. This confirms Taseko’s warnings since February, warnings based in part on the remarkable parallels with a strategy previously employed by RRC Nominee and spokesman Mark Radzik about the 2010 corporate bankruptcy of a company where he served both as a director and lender. Mr. Radzik signed an agreement wherein the trustee in that bankruptcy recited a series of serious conflict of interest allegations that could have been made against Mr. Radzik, a copy of which agreement is on Taseko’s website.

Before May 6, 2016, RRC dismissed Taseko’s warnings that planning for a Taseko bankruptcy was part of RRC’s strategy. RRC claimed in its May 6 2016 filing that the bankruptcy strategy was merely a “secondary” purpose for buying bonds, but Taseko remains of the view that it may well have been the primary strategy all along.

Independent proxy advisor Glass Lewis, in its April 20, 2016 report, took note of RRC’s conflict of interest:

“Compounding our concerns about RRC's structure is the fact that the Dissident's stake in Taseko's bonds -- totaling approximately C$8.9 million -- vastly outstrips RRC's 6.3% equity interest in the Company, which was valued at approximately C$5.2 million based on Taseko's unaffected closing share price as of January 12, 2016. This relationship -- which separates the bulk of the Dissident's investment from movements in Taseko's trading price and which would allow the interests of RRC and its affiliates to be placed ahead of common shareholders in certain key scenarios -- works directly against the Dissident's populist quip that RRC, "will get paid ... when the stock appreciates". Indeed, given that one of the Dissident's broadly defined strategic recommendations is to, "evaluate options to restructure existing debt", we consider there may be some intent by RRC to realize the value of its debt interests irrespective of movements in Taseko's share price.”

Board Thanks Shareholders

Although the proxy contest is over, RRC appears to be ready to ignore the decision of Taseko shareholders about RRC’s competence and integrity and wants to continue a court battle. If that threat is more than typical RRC empty bluster, Taseko will continue to defend itself. Taseko insiders will aggressively pursue their valid claims for defamation against Mr. Radzik and RRC.

“We thank shareholders for their continued confidence and support throughout this process,” said Ron Thiessen, Chair of Taseko. “We remain committed to creating shareholder value through the safe and efficient operation of our Gibraltar mine and by continuing to advance our development projects. With rising copper prices, we believe Taseko is well positioned to generate significant cash flow which will be used to strengthen our share price.”

For further information on Taseko, please see the Company’s website www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations - 778-373-4533 or toll free 1-877-441-4533

Russell Hallbauer
President and CEO

About Taseko

Taseko is focused on the operation and development of mines in North America. Headquartered in Vancouver, Canada, Taseko is the owner (75%) and operator of the Gibraltar Mine, the second largest open pit copper-molybdenum mine in Canada. Taseko’s Aley Niobium Project, Florence Copper Project, and New Prosperity Gold-Copper Project are all advanced staged projects which provide the Company with a diverse commodity pipeline.